Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044667
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San [redacted]
Via Martiri di Cef [redacted]
Capitale Sociale E [redacted]
Registro delle Imp [redacted]
Partita IVA: 0082 [redacted]
R.E.A. Milano n. 7 [redacted]

02028343

Eni
GROUP

SECURITIES AND EXCHANGE
COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Rif./Prot. SEGR/153

San Donato M.se, April 04, 2002

RECEIVED
APR - 8 2002
365

SUPPL

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

- Saipem Press Release dated 4th February 2002
- Saipem Press Release dated 26th February 2002.
- Saipem Press Release dated 26th March 2002

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Respectfully submitted,

4/16

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of February 2002, March 2002

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

Saipem

Eni GROUP

PRESS RELEASE

New Saipem Onshore Construction Acquisitions

Saipem, an Eni Group Company, has been awarded two new onshore construction contracts, for a total value of approximately USD 200 million.

Saipem, as leader of a consortium with the French company Bouygues Offshore, has won Sonatrach/ BHP Billiton's public tender, for the "turn key" execution of Rhourde Ouled Dejmaa (ROD) oil center in Algeria.

The total value of the contract is USD 257 million, of which Saipem's portion is 50% (approximately USD 129 million); the scope of work comprises the engineering, procurement and construction of a oil treatment plant with a capacity of 80.000 barrels/day and associated facilities. Activities will last approximately 24 months.

In addition, a second contract amounting to USD 72 million, has been awarded to Saipem by Nigerian company NAOC; the scope of work includes engineering, procurement and construction for the upgrade of an existing gas plant in Obiafu/Obrikom and a new Flow Station facility in adjacent areas in Irri, both located in Nigeria. The contract is expected to last approximately 17 months.

San Donato Milanese, 4th February 2002

PRESS RELEASE DATED 26th OF FEBRUARY 2002

YEAR 2001 PRELIMINARY CONSOLIDATED RESULTS

SAIPEM RECORD RESULTS
NET PROFIT MORE THAN DOUBLES TO 168 MILLION EUROS

The Saipem S.p.A. Board of Directors has today reviewed the un-audited preliminary consolidated financial statements of the Saipem Group for the year ended 31st of December 2001.

Revenues totalled 1,923 million euros (1,310 million euros in 2000).
Operating Income was 256 million euros (133 million euros in 2000).
Net Income was 168 million euros (80 million euros in 2000), equal to 0.38 euro income per share (0.18 in 2000).
Cash flow (net income plus depreciation and amortisation) was 359 million euros (216 million euros in 2000).

Revenues showed a 46.8% increase in 2001, with respect to the previous fiscal year, as a consequence of an improvement in all sectors of activity. In particular, growth in the Offshore Construction sector (+73%) was mainly due to the Blue Stream project, fully operational during the period; activities of the new deep water drilling vessels, Saipem 10000 and Scarabeo 7, contributed to the growth (+31%) in the Offshore Drilling sector, whilst increases in the Onshore Drilling (+26%) and Onshore Construction (+11%) sectors can principally be ascribed to new contracts in Kazakhstan and Saudi Arabia.
Operating income showed a 92% improvement with respect to the previous fiscal year, representing 13.3% of revenues, versus 10.1% for 2000, as a consequence of an improved profitability in almost all sectors of activity, with a greater incidence in the most technologically advanced sectors.
Net income increased by 110% with respect to the previous fiscal year.
Cash flow increased by 66%, with respect to the previous fiscal year, due to an increase in net income as well amortisation and depreciation.

Investments for the fiscal year, including company acquisitions, amounted to 348 million euros (231 million euros in 2000) and was mainly related to completion of the "Field Development Ship", a multipurpose vessel for subsea developments, the upgrading of some onshore drilling rigs for deployment in Saudi Arabia and Kazakhstan, the preparation of vessels and equipment necessary for the execution of some important projects including Blue Stream (Russia – Turkey) and Karachaganak Development (Kazakhstan) and the completion of the new FPSO-Jamestown for Nigeria. Investments for the period also include the acquisition of the engineering companies Moss Maritime, Petro-Marine, Barnett & Casbarian and (50%) SASP Offshore Engineering for a total of 69 million euros.

Net financial debt at 31st of December 2001 amounted to 642 million euros, an increase of 62 million euros compared with 31st of December 2000 which can be entirely attributed to the aforementioned acquisitions.

New Orders and Backlog

During the 2001 fiscal year, the Saipem Group was awarded new orders for a total of 2,186 million euros (1,627 million euros in 2000), of which 1,552 million euros refer to the Offshore Construction, Offshore Drilling and Floating Production segments.

The backlog at 31st of December 2001 was 2,853 million euros (2,630 at 31st of December 2000).

During the first two months of 2002, additional orders totalling 555 million euros have been awarded, of which 218 million euros in the Offshore Construction sector, 38 million euros in the Offshore Drilling sector, 65 million euros in the Onshore Drilling sector and 234 million euros in the Onshore Construction sector. In addition, following the acquisition of the remaining 50% of EMC, the backlog increased by a further 96 million euros, entirely referred to the Offshore Construction sector.

Last Quarter 2001

Revenues totalled 641 million euros (449 million euros in the last quarter of 2000).
Operating Income was 93 million euros (65 million euros in the last quarter of 2000).
Net Income was 66 million euros (48 million euros in the last quarter of 2000).
Cash flow (net income plus depreciation and amortisation) was 133 million euros (88 million euros in the last quarter of 2000).

As frequently mentioned, the volumes of work completed and the resultant profit levels, particularly in the Offshore and Onshore Construction sectors and, to a lesser extent, in both the Drilling and Floating Production sectors, are not linear over time as they are influenced not only by the market but also by climatic conditions and project schedules. Consequently, the results from one particular period can vary significantly, therefore precluding a comparison with the same period in other fiscal years, and the simple extrapolation of figures from a single quarter to the entire year.

Other information

Blue Stream Project

On 16th of February 2002, the Saipem 7000 completed laying the first of two ultra-deepwater sealines for the transport of gas from Russia to Turkey under the Black Sea, for the Blue Stream project.
The 385 km long, 24 inch diameter sealine (1st sealine), is currently being 'tied in' by Castoro Otto to a previously laid section in waters off the Turkish coast, thereby rendering it ready to be tested and commissioned. Saipem 7000 had commenced activities on the Russian side of the Black Sea in October 2001 and laid the 1st sealine at depths of up to 2,150 metres. Along with the record water depth, the exceptional challenges overcome included steep gradients and the irregularity of the sea beds off the Russian and Turkish coasts as well as the adverse meteorological conditions, with wind speeds in excess of 50 knots. Peak productivities of close to 5 km/day were achieved.
The press release relating to the third quarter report referred to negotiations with the Client regarding extra costs resulting from the delayed commencement of activities, caused by

temporary failure to obtain construction permits. These discussions have led to partial agreement on some issues, whilst negotiations on outstanding points are continuing.
On the 24th February 2002, the Saipem 7000 commenced pipelay of the 2nd sealine near the Russian coast.

Saipem 10000 Refurbishment

As previously communicated, on 17th of September 2001, the deep water drillship Saipem 10000, accidentally lost some safety-related drilling equipment (BOP and Risers), in approximately 2,000 metres of water off the coast of Equatorial Guinea. The BOP was recovered in November 2001, whilst the Risers had to be substituted. In consideration of the refurbishment activities already executed and the timing for the delivery and assembly of the remaining equipment, the vessel is now expected to re-commence operations in water depths of up to 1,700 metres, by the end of April 2002. The insurance cover for the loss of hire, as a consequence of the temporary non use of the vessel, will allow Saipem to collect the full contractual rate for a maximum period of 88 days in 2002.
Restoration of its capacity to operate in waters up to 3,000 metres should occur towards the end of October 2002. Negotiations regarding the applicable (reduced) day rate for the period of reduced water depth capacity are ongoing.

European Marine Contractors

As previously announced, on 12th of October 2001 Saipem has defined terms and conditions for the acquisition of the remaining 50% stake in European Marine Contractors (EMC) from Halliburton Brown & Root Ltd.
In January 2002, all necessary approvals were obtained from the competent Antitrust Authorities, allowing closing of the acquisition with an immediate payment of the fixed part of the price amounting to 115 million US dollars.
In February 2002 the variable portion of the price, linked to the trend of the Oil Service Index, has also been paid for an amount of 19.4 million US dollars. This payment portion resulted from the exercise by the seller of the option, expiring in October 2003, which allowed a price adjustment up to a maximum of 27.5 million US dollars.

Management Expectations for 2002

For the fiscal year 2002, the high level of backlog and the distinctive capacity of the Group to operate in particularly challenging 'Frontiers' (ultradeep waters and remote areas), leads management to predict a repeat of the record results of 2001, with potential for further improvement.

Investments for 2002 in tangible fixed assets specifically intended to maintain and/or to upgrade the existing vessels and equipment, are estimated as being 180 million euros approximately, and those relating to the conversion for a new floating production unit (FPSO), which will operate in the Okono/Okpoho field in Nigeria, will amount to 50 million euros, approximately.

These figures exclude amounts associated with acquisitions.

The Board of Directors has also reviewed the Group's financial flows and profitability by each business segment.

Financial Flows

Net debt as at 31st of December 2001 amounted to 642 million euros, an increase of 62 million euros compared with 31st of December 2000, due to:

outflows

- investments in tangible and intangible fixed assets (including acquisition of companies) of 348 million euros;
- financial investments in non consolidated companies for 1 million euros;
- a net current assets increase of 45 million euros;
- exchange translation differences of 11 million euros.
- distributed dividends of 27 million euros;

inflows

- cash flow (net income plus depreciation and amortisation) of 359 million euros;
- sale of tangible fixed assets of 8 million euros;
- increase of capital and reserves of third parties of 2 million euros;
- variation in employees' termination benefits of 1 million euros.

Analysis by Business Sector

Offshore Construction:

(millions of euros)

	Last Quarter		31st of December	
	2000	2001	2000	2001
Operating revenues	266	384	652	1,129
Operating expenses net of cost of materials	(160)	(228)	(405)	(701)
Cost of materials	(38)	(46)	(97)	(156)
Depreciation and amortisation	(21)	(44)	(62)	(98)
Contribution from operations (*)	47	66	88	174
New orders acquired	113	249	601	1,086

(*) *Operating income before general and administrative expenses*

The backlog at 31st of December 2001 was 1,229 million euros of which 1,032 million euros are expected to be executed in 2002.

- The Blue Stream project and the increased activities in West Africa and in the Gulf of Mexico resulted in a 73% increase in revenues, compared with those for 2000.

- Contribution from operations in 2001 amounted to 174 million euros, equal to 15.4% of revenues, compared with 88 million euros, equal to 13.5% of revenues, for 2000. The improvement in contribution from operations is mainly due to the increased activities and improvement in operational efficiency, notwithstanding the significant growth in the depreciation charge as a consequence of the investments specifically made for the Blue Stream project.

- The most significant contracts acquired during 2001 were:
  - the EPIC (Engineering, Procurement, Construction and Installation) Kizomba project, in Angola, on behalf of Exxon-Mobil, through the joint company with Bouygues Offshore, Saibos;
  - the "Chirag - Full Field Development Phase 1" project, on behalf of A.I.O.C., in Azerbaijan, for the transport and installation of two platforms;
  - change Orders by the Blue Stream Pipeline Company in relation to the Blue Stream Project;

- the Adgf project in Indonesia, on behalf of Conoco for the laying of a sealine;
- the Lan Tay Lan Do project in Vietnam, on behalf of BP/Amoco for laying a sealine; and
- the Clair Phase 1, in Great Britain, on behalf of British Petroleum, for the transport and installation of a platform and template.

Floating Production:

(millions of euros)

	Last Quarter		31st of December	
	2000	2001	2000	2001
Operating revenues	4	5	17	19
Operating expenses	-	(1)	(3)	(4)
Depreciation and amortisation	(3)	(2)	(10)	(10)
Contribution from operations (*)	1	2	4	5
Orders awarded	-	-	-	174

(*) *Operating income before general and administrative expenses*

The backlog at 31st of December 2001 was 184 million euros of which 34 million euros are expected to be executed in 2002.

- Revenues for 2001, as well as the associated profitability, do not show any noticeable variation with respect to the previous fiscal year, deriving predominantly from an ongoing contract.

- The most significant contract acquired during 2001 was the EPIC project, on behalf of Agip Energy & Natural Resources Nigeria, for the supply and operation of 2 FPSOs for the development of the Nigeria offshore fields Okono/Okpoho, through a joint venture with Single Buoy Moorings. The first of these two FPSOs, Jamestown, commenced activities on 16th December 2001.

Offshore Drilling:

	Last Quarter		31st of December	
	2000	2001	2000	2001
Operating revenues	73	80	229	299
Operating expenses	(39)	(45)	(127)	(159)
Depreciation and amortisation	(10)	(10)	(32)	(41)
Contribution from operations (*)	24	25	70	99
Orders awarded	11	16	206	292

(millions of euros)

(*) *Operating income before general and administrative expenses*

The backlog at 31st of December 2001 was 546 million euros of which 240 million euros are expected to be executed in 2002.

- Revenues for 2001 recorded a 30.6% increase compared to 2000, mainly due to increased use of the new deep water drillship Saipem 10000 and the semisubmersible Scarabeo 7, which had only been operational during the second half of 2000.

- Contribution from operations for 2001 increased by 29 million euros with respect to 2000, representing 33.1% of revenues as compared with 30.6% in 2000, as a result of increased vessel utilisation and higher day rates.

- The most significant contracts acquired during 2001 were:
  - the charter of the jack up Perro Negro 2 in Saudi Arabia for three years on behalf of Saudi Aramco;
  - the charter of the semisubmersible platform Scarabeo 5 in Norway for one year on behalf of Norsk Hydro;
  - the charter of a platform drilling package for one year, with options for two further years, in Libya on behalf of Total Libya; and
  - the charter of the semisubmersible drilling vessel Scarabeo 6 in Norway for six months, on behalf of Norsk Hydro.

- Major equipment utilisation was as follows:

Vessel Type	***days under contract***	
Semisubmersible platform Scarabeo 3	325	**a**
Semisubmersible platform Scarabeo 4	365	
Semisubmersible platform Scarabeo 5	365	
Semisubmersible platform Scarabeo 6	334	**a**
Semisubmersible platform Scarabeo 7	295	**b**
Drillship Saipem 10000	337	**c**
Jack up Perro Negro 2	287	**a**
Jack up Perro Negro 3	174	**d**
Jack up Perro Negro 4	365	
Jack up Perro Negro 5	365	

a - For the remaining portion of 365 days, the vessel was being prepared for new contracts.

b - For the remaining portion of 365 days, the vessel was being upgraded for operation in water depths up to 1,500 m. in West Africa. During the upgrading period the Client recognised a reduced day rate.

c - Including days during which the vessel worked to recover equipment on behalf of insurers.

d - For the remaining portion of 365 days, the jack up was undergoing structural repair.

Onshore Drilling:

(millions of euros)

	Last Quarter		31st of December	
	2000	2001	2000	2001
Operating revenues	35	47	129	162
Operating expenses	(27)	(38)	(95)	(124)
Depreciation and amortisation	(3)	(4)	(12)	(18)
Contribution from operations (*)	5	5	22	20
Orders awarded	24	57	190	352

(*) *Operating income before general and administrative expenses*

The backlog at 31st of December 2001 was 317 million euros of which 144 million euros are expected to be executed in 2002.

- Revenues for 2001 were 26% higher than for 2000, mainly due to the commencement of activities using previously idle rigs in Saudi Arabia and Kazakhstan.

- Contribution from operations decreased by 2 million euros compared to the 2000 fiscal year, declining from 17% to 12.3% of revenues, due to increased depreciation charges associated with investments in respect of previously cold-stacked rigs required for the execution of new contracts, along with the initial costs associated with the commencement of activities, in new geographical areas.

- Average utilisation of onshore rigs in 2001 was 73% (62% in 2000) distributed as follows; 14 in Peru, 4 in Italy, 3 in Nigeria, 3 in Algeria, 1 in Egypt, 2 in Kazakhstan and 6 in Saudi Arabia.
  In addition 8 third party rigs were operated by Saipem in Peru, 1 third party rig was operated by the joint company SaiPar in Kazakhstan. 5 jointly owned rigs were operated – 1 in Italy, 1 in Venezuela and 3 in Kazakhstan.

- The most significant contracts acquired during 2001 were:
  - the charter of seven rigs for three years, each with an additional one year option, in Saudi Arabia, on behalf of Saudi Aramco;
  - the charter of three rigs for three years, in Peru, on behalf of Pluspetrol;

- the charter of a rig for three years, with an option for a further two years, in Astrakhan (Russia), on behalf of Agip Energy B.V.; and
- the charter of a rig for twenty seven months in Algeria, on behalf of Broken Hill Properties.

Onshore Construction:

(millions of euros)

	Last Quarter		31st of December	
	2000	2001	2000	2001
Operating revenues	71	125	283	314
Operating expenses net of cost of materials	(56)	(80)	(199)	(197)
Cost of materials	(9)	(27)	(55)	(70)
Depreciation and amortisation	(1)	(5)	(13)	(18)
Contribution from operations (*)	5	13	16	29
New orders acquired	544	49	630	282

(*) *Operating income before general and administrative expenses*

The backlog at 31st of December 2001 was 577 million euros of which 400 million euros are expected to be executed in 2002.

- Operating activities in Kazakhstan and Saudi Arabia, as well as the commencement of the activities for a project to be executed in Algeria, resulted in a 76% increase in revenues for the fourth quarter of 2001, as compared with the same quarter of 2000. This performance resulted in revenues for the 2001 fiscal year which were 11% higher than those for the previous year.

- Contribution from operations for 2001 amounted to 29 million euros, equal to 9.2% of revenues, compared to 16 million euros, 5.7% of revenues, for 2000. The improved profitability was due to the focus upon complex projects in difficult areas, where the Group has a competitive advantage.

- The most significant contracts acquired during 2001 were:
  - the East-West project in Saudi Arabia, on behalf of Saudi Aramco, for the conversion of an existing oil pipeline to gas; and
  - the Harad Light Crude Increment II project in Saudi Arabia, on behalf of Snamprogetti, for the installation of a gas/oil separation plant.

Attached are the following Saipem Group statements:
Reclassified Balance Sheet and Income Statements (the Consolidated Income Statements have been reclassified by nature and destination of costs).

San Donato Milanese, 26th of February, 2002

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(millions of euros)

	31st of December 2000		31st of December 2001	
Net tangible fixed assets		1,338		1,440
Net intangible fixed assets		32		94
		1,370		1,534
Of which:				
- Offshore Construction	551		613	
- Floating Production	32		45	
- Offshore Drilling	628		617	
- Onshore Drilling	62		138	
- Onshore Construction	62		79	
- Others	35		42	
Financial investments		5		6
Non current assets		**1,375**		**1,540**
Working capital	288		350	
Provision for contingencies	(49)		(66)	
Net current assets		**239**		**284**
Employees' termination pay		**(23)**		**(24)**
CAPITAL EMPLOYED		**1,591**		**1,800**
Group shareholders' equity		**1,011**		**1,156**
Minority interest in net equity		**-**		**2**
Net debt		**580**		**642**
COVER		**1,591**		**1,800**

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENT BY NATURE OF COSTS

(millions of euros)

	Last Quarter		31st of December	
	2000	2001	2000	2001
Operating revenues	**449**	**641**	**1,310**	**1,923**
Other revenues and income	10	-	16	13
Purchases, services and other costs	(282)	(384)	(776)	(1,129)
Payroll and related costs	(72)	(97)	(281)	(360)
GROSS OPERATING INCOME	**105**	**160**	**269**	**447**
Amortisation, depreciation and write downs	(40)	(67)	(136)	(191)
OPERATING INCOME	**65**	**93**	**133**	**256**
Financial expenses, net	(12)	(8)	(39)	(35)
Income from financial investments	11	1	11	1
INCOME BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**64**	**86**	**105**	**222**
Extraordinary expenses, net	(5)	(2)	-	(3)
INCOME BEFORE INCOME TAXES	**59**	**84**	**105**	**219**
Income taxes	(11)	(18)	(25)	(51)
NET INCOME	**48**	**66**	**80**	**168**

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATMENT BY DESTINATION OF COSTS

(millions of euros)

	Last Quarter		31st of December	
	2000	2001	2000	2001
Operating revenues	**449**	**641**	**1,310**	**1,923**
Production costs	(357)	(494)	(1,051)	(1,514)
Idle costs	(8)	(14)	(40)	(41)
Selling expenses	(6)	(8)	(20)	(27)
Research and development expenses	-	(1)	(1)	(2)
Other operating income (expenses), net	4	(13)	2	(12)
CONTRIBUTION FROM OPERATIONS	**82**	**111**	**200**	**327**
General and administrative expenses	(17)	(18)	(67)	(71)
OPERATING INCOME	**65**	**93**	**133**	**256**
Financial expenses, net	(12)	(8)	(39)	(35)
Income from financial investments	11	1	11	1
INCOME BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**64**	**86**	**105**	**222**
Extraordinary expenses, net	(5)	(2)	-	(3)
INCOME BEFORE INCOME TAXES	**59**	**84**	**105**	**219**
Income taxes	(11)	(18)	(25)	(51)
NET INCOME	**48**	**66**	**80**	**168**

Eni GROUP

PRESS RELEASE DATED 26th of MARCH 2002

Saipem 2001 financial results: net income of 168 milion of euros; dividend of 0.127 euros per ordinary share and 0.157 euros per savings share.

Saipem S.p.A.'s Board of Directors has today approved the consolidated financial statements of the Group, for the fiscal year ended 31st of December 2001, which reported a net income of 168 million euros (80 in 2000), confirming the preliminary results announced on 26th of February 2002 .

Furthermore, Saipem S.p.A.'s Board of Directors approved the statutory financial statements for Saipem S.p.A. for the fiscal year ended 31st of December 2001 which reported a net income of 59 million euros (44 in 2000).

The above referenced financial statements are currently being examined by the Independent Auditors.

Saipem's Board of Directors resolved to propose to the Shareholder's meeting, which will take place on 30th of April and 15th of May 2002, in first and second call respectively, the distribution of a dividend of 0.127 euro per ordinary share (0.062 euro in 2000) and 0.157 euro per savings share (0.077 euro in 2000). The dividend, which is equal to approximately one third of the net consolidated income (in line with 2000), will be paid as and from 23rd of May 2002.

Consolidated Financial Statements for the Saipem Group for the year ended 31st of December 2001

Final results confirm data contained in the press release issued on 26th of February 2002.

Revenues totalled 1,923 million euros (1,310 in 2000).
Operating Income amounted to 256 million euros (133 in 2000).
Net Income amounted to 168 million euros (80 in 2000), equal to an income per average share outstanding of 0.38 euro per share (0.18 euro in 2000).
Cash flow (net income plus depreciation and amortisation) amounted to 359 million euros (216 in 2000).

New Orders

During the first two months of 2002, additional orders totalling 555 million euros have been awarded, of which 256 million euros in the Offshore Construction and Drilling.
The most important are:

Offshore Construction

- The Trunkline System Expansion project on behalf of Woodside Energy Ltd., for the transport, installation and hydrotest of a sealine in Australia connecting the North Rankin Offshore Production facilities to the Gas Plant of Karratha. The contract was awarded to Saipem (Portugal) Comércio Maritìmo Lda.;
- The Alma Development project, on behalf of Sable Offshore Energy, for the laying of a sealine in Canada. The contract was awarded to Saipem UK Ltd.;
- The Viscount project, on behalf of Conoco, for the design, engineering, procurement, fabrication and installation of a sealine in the British Sector of the North Sea. The contract was awarded to European Marine Contractors Ltd..

Offshore Drilling

- The charter for one year of the jack-up Perro Negro 5 in Nigeria, on behalf of Belbop. The contract was awarded to Saipem S.pA..
- The charter for nine months of the semisubmersible Scarabeo 3 in Congo, on behalf of Agip Recherches Congo. The contract was awarded to Saipem S.pA..

Onshore Drilling

- The charter of three rigs for two years, each with two years option, in Italy on behalf of Eni-Agip division. The contract was awarded to Saipem S.pA.;
- The charter for nine months of a rig in Nigeria, on behalf of Elf Petroleum Nigeria. The contract was awarded to Saipem S.pA..

Onshore Construction

- The ROD (Rhourde Ouled Dejmaa) project in Algeria, on behalf of Sonatrach/BHP Billiton, for the engineering, procurement and construction of an oil treatment plant which a capacity of 80,000 barrels/day and associated facilities. The contract was awarded to Saipem S.pA. as a leader of a consortium with Bouygues Offshore;
- The Obiafu/Obrikom project in Nigeria, on behalf of NAOC, for the engineering, procurement and construction services for the upgrading of an existing gas plant in Obiafu/Obrikom and the construction of a new Flow Station. The contract was awarded to Saipem S.pA..

Management Expectations for 2002

Oil Company capital expenditure, which is forecast to remain generally stable in 2002, is expected to concentrate mainly on projects that require an high level of technology and which imply management of complex logistics.

The distinctive capacity to operate in particularly challenging 'Frontiers' (ultradeep waters and remote areas), places Saipem Group in a favorable position considering the forecast evolution of the market and leads management to predict a repeat of the record results of 2001, with potential for further improvement.

The following statements relating to Saipem S.p.A. and the Saipem Group are herewith attached: Reclassified Balance Sheet and the Reclassified Income Statements. (The Consolidated Income Statements have been reclassified by nature and destination of costs).

San Donato Milanese, 26th of March 2002

SAIPEM S.p.A.

RECLASSIFIED BALANCE SHEET

(thousands of euros)

	31st of December 2000	31st of December 2001
Net tangible fixed assets	96,708	123,053
Net intangible fixed assets	38,080	33,728
Financial investments	432,152	493,983
Long term financial receivables for operational purposes	7,360	7,360
Non current assets	**574,300**	**658,124**
Inventories	85,886	66,559
Other current assets	671,079	714,421
Current liabilities	(591,032)	(488,065)
Provision for contingencies and other charges	(14,201)	(28,183)
Net current assets	**151,732**	**264,732**
Employees' termination benefits	**(19,590)**	**(20,691)**
CAPITAL EMPLOYED	**706,442**	**902,165**
Share capital	227,364	440,270
Reserves and net income for the year	407,590	226,702
Shareholder's equity	**634,954**	**666,972**
Provisions made in order to achieve fiscal benefits	**1,035**	**980**
Net financial debt – medium and long term	51,662	51,657
Net financial debt – short term	18,791	182,556
Net debt	**70,453**	**234,213**
COVER	**706,442**	**902,165**

SAIPEM S.p.A.

RECLASSIFIED INCOME STATEMENT BY NATURE of COST

(thousands of euros)

	31st of December 2000	31st of December 2001
Operating revenues	785,749	1,202,668
Other income and revenues	8,562	19,616
Purchases, services and other costs	(632,834)	(945,446)
Payroll and related costs	(108,918)	(126,917)
GROSS OPERATING INCOME	**52,559**	**149,921**
Amortization, depreciation and write-downs	(33,248)	(75,606)
OPERATING INCOME	**19,311**	**74,315**
Financial expenses, net	(23,084)	(6,413)
Income from investments, net	60,769	30,143
INCOME FROM ORDINARY ACTIVITIES	**56,996**	**98,045**
Extraordinary income (expenses), net	2,376	(3,218)
INCOME BEFORE INCOME TAXES	**59,372**	**94,827**
Income taxes	(15,812)	(35,572)
Net adjustments associated with fiscal benefits	147	55
NET INCOME FOR THE YEAR	**43,707**	**59,310**

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(millions of euros)

	31st of December 2000		31st of December 2001	
Net tangible fixed assets	1,338		1,440	
Net intangible fixed assets	32		94	
	1,370		1,534	
Of which:				
- Offshore Construction		551		613
- Floating Production		32		45
- Offshore Drilling		628		617
- Onshore Drilling		62		138
- Onshore Construction		62		79
- Others		35		42
Financial investments	5		6	
Non current assets		**1,375**		**1,540**
Inventories	133		163	
Other current assets	888		1,015	
Current liabilities	(733)		(828)	
Provision for contingencies and other charges	(49)		(66)	
Net current assets		**239**		**284**
Employees' termination pay		**(23)**		**(24)**
CAPITAL EMPLOYED		**1,591**		**1,800**
Group shareholders' equity		**1,011**		**1,156**
Minority interest in net equity		**-**		**2**
Net financial debt – medium and long term	113		116	
Net financial debt – short term	467		526	
Net debt		**580**		**642**
COVER		**1,591**		**1,800**

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENT BY NATURE of COST

(millions of euros)

	31st of December 2000	31st of December 2001
Operating revenues	1,310	1,923
Other revenues and income	16	17
Purchases, services and other costs	(776)	(1,133)
Payroll and related costs	(281)	(360)
GROSS OPERATING INCOME	**269**	**447**
Amortization, depreciation and write downs	(136)	(191)
OPERATING INCOME	**133**	**256**
Financial expenses, net	(39)	(35)
Income from financial investments	11	1
INCOME FROM ORDINARY ACTIVITIES	**105**	**222**
Extraordinary expenses, net	-	(3)
INCOME BEFORE INCOME TAXES	**105**	**219**
Income taxes	(25)	(51)
NET INCOME FOR THE YEAR	**80**	**168**
Income for the year attributable to third parties	-	-
GROUP NET INCOME FOR THE YEAR	**80**	**168**

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENT
BY
DESTINATION OF COSTS

(millions of euros)

	31st of December 2000	31st of December 2001
Operating revenues	1,310	1,923
Production costs	(1,051)	(1,518)
Idle costs	(40)	(41)
Selling expenses	(20)	(27)
Research and development expenses	(1)	(2)
Other operating income (expenses), net	2	(8)
CONTRIBUTION FROM OPERATIONS	**200**	**327**
General and administrative expenses	(67)	(71)
OPERATING INCOME	**133**	**256**
Financial expenses, net	(39)	(35)
Income from financial investments	11	1
INCOME FROM ORDINARY ACTIVITIES	**105**	**222**
Extraordinary expenses, net	-	(3)
INCOME BEFORE INCOME TAXES	**105**	**219**
Income taxes	(25)	(51)
NET INCOME FOR THE YEAR	**80**	**168**
Income for the year attributable to third parties	-	-
GROUP NET INCOME FOR THE YEAR	**80**	**168**